
June 4, 2020

Matthew P. Jordan
Chief Financial Officer
RMR Group Inc.
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

> **Re: RMR Group Inc.**
> **Form 10-K for the Year Ended September 30, 2019**
> **File No. 001-37616**
> **Filed November 22, 2019**

Dear Mr. Jordan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2019

Note 2. Summary of Significant Accounting Policies
Revenue Recognition
Other Client Company Reimbursable Expenses, page F-11

1. You assert here that based on your evaluation of FASB ASC 606 you have determined you control the services provided by third parties for your Client Companies and account for the cost of these services and the related reimbursement revenue on a gross basis. You also disclose: (1) these transactions include reimbursements that arise from services you provide pursuant to your property management agreements, (2) under each property management agreement you act as managing agent for each Managed Equity REIT, and (3) Manage Equity REIT's are considered to be Client Companies. Please tell us what third party services are provided, who requests the services and how you control the services such that you are the principal and not an agent for these transactions with respect

to (i) Managed Equity REIT's and (ii) other Client Companies.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements, related matters or any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services